Exhibit 1

NEWS RELEASE

For Immediate Release
November 2, 2007

CanWest Global Communications Corp. Reports Fourth Quarter 2007 Results

Significant increases in Revenue, EBITDA and Net Earnings

WINNIPEG -- CanWest Global Communications Corp. today reported financial results for its fourth quarter and for its fiscal year ended August 31, 2007. For the three months ended August 31, 2007, CanWest reported the following:

•	Consolidated revenues were $679 million, an increase of 11% from $610 million for the same quarter one year ago.

•	Consolidated EBITDA[1] was $77 million, compared to consolidated EBITDA of $65 million for the same period in 2006, an 18% increase from the previous year.

•	Gains on sale of the Company’s New Zealand and Canadian Radio operations amounted to $252 million. The Company recorded a gain of $164 million last year on the sale of TV3 Ireland.

•	Net earnings were $197 million or $1.11 per share, compared to $155 million or $0.87 per share for the same period.

Commenting on the results, Leonard Asper, CanWest's President and Chief Executive Officer, said, "All our operations showed marked improvement over the previous year, with Canadian television maintaining its momentum vis-à-vis its audience share versus its competitors in Canada. EBITDA improvements during the quarter show that cost control measures undertaken at both Canadian broadcasting and publishing are paying off and being maintained.” Overall, EBTIDA was up 18% over last year, a result which included approximately $10 million of non-recurring costs arising on the privatization of the Income Fund and the strategic review in the South Pacific.  Excluding these costs, EBITDA would have totaled $87 million, an increase of 33% from the same quarter of the previous year.

During the quarter, the acquisition of the broadcasting assets of Alliance Atlantis Communications Inc. was completed and now awaits a hearing by the Canadian Radio-television and Telecommunications Commission (CRTC) to determine whether the application for the change of control of Alliance Atlantis broadcasting assets will be approved. The transaction closed on August 15, 2007. Other notable events during the quarter were the sale of CanWest’s share of CanWest MediaWorks New Zealand and the purchase of the outstanding shares of CanWest MediaWorks Income Fund.

For the twelve months ended August 31, 2007 CanWest reported the following:

•	Consolidated revenues were $2,865 million, an increase of 7% from $2,686 million for fiscal 2006.

•	Consolidated EBITDA[1] was $487 million, a 6% increase compared to consolidated EBITDA of $459 million for fiscal 2006.

•	Net earnings for the year were $279 million, or $1.57 per share compared to net earnings of $179 million, or $1.01 per share, for fiscal 2006.

Segmented Results for Fiscal 2007

Revenues for the Company's publishing operations for the year were $1,285 million, 2% higher than revenues of $1,262 million for the same period in fiscal 2006. Publishing EBITDA of $269 million for the year was up 8% from $248 million in fiscal 2006.

Canadian television operations experienced a 4% increase in revenues for fiscal 2007 to $683 million from $658 million in fiscal 2006.  EBITDA of $61 million for the year increased almost 100% from the $31 million for the prior year due to aggressive cost control measures and revenue gains as a result of ratings momentum. Global maintained several programs in the top ten including Survivor, House, Prison Break and last season’s bona fide new hit Heroes. Global’s ET Canada solidified its hold on the number one position among Canadian entertainment magazine programs and Global National maintained its position as the most watched national news program in 2007.

Network TEN's $205 million contribution to CanWest's consolidated EBITDA represented an increase of 4% from $197 million for fiscal 2006, primarily due to a firming of the television advertising market in Australia, particularly in the back half of the year. Network TEN continued to post strong ratings performance, again leading in its target 16-39 young adult demographic while also growing its audience among  the wider 18-49 demographic.

Eye Corp, TEN’s wholly-owned out-of-home advertising business experienced revenue increases for the year of 34% to $146 million from $109 million the previous year, while EBITDA declined to $0.4 million from $20 million the previous year. In the past year Eye Corp has invested significantly in international expansion and completed a major move into the US market through acquisitions that have given Eye Shop exposure in 249 shopping malls throughout the US.   The decline in EBITDA, in large part reflects non-capitalized start-up costs related to this expansion.

In mid-August, CanWest completed the acquisition of Alliance Atlantis specialty television operations. In the interim period from closing to the CRTC decision CanWest will account for the regulated assets on an equity basis.

While not included in CanWest results reported today, unaudited revenue for the Alliance Atlantis specialty television operations now owned by CW Media Holdings was $322 million for the twelve months ended August 31, 2007, an increase of 9%, compared to the twelve month period ended August 31, 2006. Unaudited segmented operating profit for the twelve months ended August 31, 2007, before corporate cost allocations and non-recurring items totaled $101 million, an increase of 7% from the prior year.

Highlights of the fourth quarter and subsequent

•
In August 2007 the Company and its partner Goldman Sachs Capital Partners completed the acquisition of the Alliance Atlantis specialty television operations (“CW Media”). The specialty television assets are being held in trust pending a hearing at the CRTC and a review of CanWest’s application for a change of control of the broadcast licenses.

•	In June, CanWest closed the sale of its New Zealand operations for proceeds of $310 million, and realized a net gain of $246 million.

•
In July, CanWest completed the acquisition of CanWest MediaWorks Income Fund’s interest in the CanWest MediaWorks Limited Partnership. The units were purchased at $9.00 a unit or an aggregate purchase price of $495 million. In connection with the purchase of the outstanding units of the Income Fund, CanWest MediaWorks LP issued $1.4 billion in debt, proceeds of which were used to refinance $825 million in existing debt, $495 million to purchase the units and the payment of a $105 million distribution to CanWest.

•
In August CanWest received final approval from Australian authorities and converted its holdings in The TEN Group Pty Limited into approximately a 57% equity position in TEN Network Holdings Ltd., the public parent of Network TEN and Eye Corp.

•
In July following CRTC approval, CanWest completed the sale of two Canadian radio stations, 99.1 Cool FM in Winnipeg and 91.5 The Beat FM located in Kitchener Ontario to Corus Entertainment.  CanWest received proceeds of $15 million and realized a gain of $5 million on the transaction.

•
The Company received the following in distributions from the CanWest MediaWorks LP and Network TEN: CanWest MediaWorks LP fourth quarter - $127 million, fiscal 2007 - $237 million (including a $105 million special distribution); Network TEN, $19 million for the fourth quarter, and $62 million for the year.

•
During the quarter, CanWest launched a new directories business with a unique business model. Go!Local community pages, first launched in Ottawa, combines online and print directories in such a way that advertisers only pay for results. Go!Local community pages are also planned for Saskatoon and Regina in fiscal 2008.

•	In early September, the CanWest owned CH stations across Canada were rebranded as E! channels, Canada’s home for everything entertainment, and followed up the launch with strong ratings performance.

•
The October 2007 CanWest Raise A Reader campaign completed its most successful campaign yet, raising $2.7 million to support literacy programs in cities across Canada, an increase of 13% over 2006 thanks to the hard work and generosity of 4,000 volunteers and national and local sponsors.  CanWest Raise-a-Reader has raised $10 million since the first national campaign in 2002.

•
CanWest announced a restructuring of its Global and E! stations to take advantage of digital technology and prepare both networks for a transformation to high definition television by consolidating into four state-of-art broadcast centres in Vancouver, Calgary, Edmonton and Toronto but maintaining national and local news gathering capacity in all markets in which the company operates in Canada.

Outlook:

As we move into fiscal 2008 we anticipate a continued improvement in overall operating results.  Our operations in Australia have been performing well and we anticipate continued growth in the broadcasting assets as the television advertising market stabilizes in that market. The positive earnings trend in the publishing group should continue with a renewed vigor in using our premier brand position in most Canadian markets to enhance our online properties and capture the continued migration of classified advertising online. To that end we are optimistic the business model of our Go!Local community directories will address some of that erosion and open a new retail level advertising sector for our publishing group. At Canadian television, an aggressive approach to improving and refreshing the primetime schedule on both Global Television and the newly launched E! channels appears to be paying off as the new schedules on both networks have captured a larger share of audience and a larger number of the top ten programs across the country.  We are currently in a dead heat with our major conventional competitor in Canada with respect to audience share. As we look ahead for the year, the successful acquisition and integration of the Alliance Atlantis specialty broadcasting remains a priority.

 Forward Looking Statements:

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest.  Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2006 dated November 28, 2006 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months and nine months ended  May 31, 2007, dated  July12, 2007. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company's financial statements are available on the Company's website: www.canwestglobal.com. Financial statements for CanWest Newspaper Limited Partnership can be found at www.canwestglobal.com. Financial statements for Ten Network Holdings Limited can be found at www.tencorporate .com.au .

The Company will hold its regular quarterly conference call with analysts on November 2, 2007 at 4:00 p.m. Eastern Standard Time.  The call-in numbers are 416-644-3427 or 800-587-1893.  Replays are also available for five days following the call at 303-590-3065 or 416-640-1917 [using the pass-code 21251940 followed by the pound sign].

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information contact:
Dervla Kelly	John Maguire
Director, Communications	Chief Financial Officer
Tel: (416) 442-3807	Tel: (204) 956-2025
dekelly@canwest.com	jmaguire@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars)

	For the three months ended August 31,		For the twelve months ended August 31,
	2007	2006	2007	2006
REVENUE

Publishing	305,258	294,040	1,285,298	1,261,753

Television
Canada	127,028	129,985	683,035	657,876
Australia	205,366	156,580	738,475	656,306
	332,394	286,565	1,421,510	1,314,182
Radio
Turkey	3,927	3,480	14,920	5,726
United Kingdom	285	-	1,124	-
	4,212	3,480	16,044	5,726

Outdoor – Australia	37,178	27,693	146,226	109,051
Intersegment revenues	(393)	(1,370)	(3,796)	(4,899)

CONSOLIDATED REVENUE	678,649	610,408	2,865,282	2,685,813

SEGMENT OPERATING PROFIT

Publishing	57,324	52,877	269,096	248,429

Television
Canada	(10,163)	(22,049)	61,266	31,487
Australia	52,493	38,662	205,251	197,229
	42,330	16,613	266,517	228,716
Radio
Turkey	1,974	1,234	5,832	2,610
United Kingdom	(2,038)	-	(5,026)	-
	(64)	1,234	806	2,610
Outdoor – Australia	(839)	3,935	416	19,593
	98,751	74,659	536,835	499,348
Corporate and other	(8,346)	(9,177)	(32,958)	(33,205)
Corporate development expenses	(13,462)	(351)	(16,910)	(6,723)

OPERATING PROFIT (EBITDA)(1)	76,943	65,131	486,967	459,420

(1)  EBITDA is defined as earnings before interest, income taxes,  amortization of intangibles, amortization of property, plant and equipment, other amortization, interest rate and foreign currency swap gains (losses), accretion of long term liabilities, foreign exchange gains (losses), investment gains and write-downs, loss on debt extinguishment, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments, gain on sale of discontinued operations, and earnings from discontinued operations.  This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings.  The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings.

 CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the twelve months ended
	August 31,	August 31,	August 31,	August 31,
	2007	2006	2007	2006

Revenue	678,649	610,408	2,865,282	2,685,813
Operating expenses	392,844	360,571	1,565,035	1,464,116
Selling, general and administrative expenses	208,862	184,706	813,280	762,277
	76,943	65,131	486,967	459,420
Amortization of intangibles	2,361	947	6,395	10,947
Amortization of property, plant and equipment	24,099	19,866	93,411	86,782
Other amortization	274	1,275	1,597	7,383
Operating income	50,209	43,043	385,564	354,308
Interest expense	(59,178)	(46,844)	(190,227)	(183,879)
Interest income	2,783	873	5,977	2,384
Amortization of deferred financing costs	(7,413)	(1,540)	(12,794)	(6,494)
Interest rate and foreign currency swap gains (losses)	16,886	(6,194)	15,955	(138,639)
Accretion of long term liabilities	(3,603)	-	(3,603)	-
Foreign exchange gains (losses)	5,121	4,526	9,690	(7,941)
Investment gains and write-downs	(1,207)	(769)	8,448	102,490
Loss on debt extinguishment	-	(521)	-	(117,401)
	3,598	(7,426)	219,010	4,828
Provision for (recovery of) income taxes	25,469	(19,262)	94,013	(86,648)
Earnings before the following	(21,871)	11,836	124,997	91,476
Minority interests	(26,390)	(21,566)	(105,490)	(95,998)
Interest in earnings of equity accounted affiliates	986	1,219	2,422	2,612
Realized currency translation adjustments	(5,916)	(4,086)	(5,351)	(6,883)
Net earnings (loss) from continuing operations	(53,191)	(12,597)	16,578	(8,793)
Gain on sale of discontinued operations	251,998	163,547	251,998	163,547
Earnings (loss) from discontinued operations	(1,351)	3,915	10,751	23,918
Net earnings for the period	197,456	154,865	279,327	178,672

Earnings per share from continuing operations:
Basic	$(0.30)	$(007)	$0.09	$(0.05)
Diluted	$(0.30)	$(0.07)	$0.09	$(0.05)
Earnings per share:
Basic	$1.11	$0.87	$1.57	$1.01
Diluted	$1.11	$0.87	$1.57	$1.01